Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Raining Data Corporation:

We consent to the use of our report dated June 29, 2007, with respect to the consolidated balance sheets of Raining Data Corporation and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and stockholders’ equity and comprehensive loss for each of the years in the three-year period ended March 31, 2007, incorporated herein by reference.

Our report dated June 29, 2007, refers to the Company’s adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and a change in the Company’s method of quantifying errors effective April 1, 2006.

/s/ KPMG LLP

Costa Mesa, California
August 31, 2007